Border Management, Inc.
968 - 240th Street, Langley, British Columbia, Canada, V2Z 2Y3
Phone (604) 539-9680  Fax (604) 782-3826

January 9, 2007

Attention: Elaine Wolff
Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC
20549

Re:   Border Management, Inc.
      Form SB-2
      Registration No. 333-139129
      Filed on December 5, 2006

Dear Ms Wolff:

In response to your communication of December 28, 2006 we request acceleration of the effective date of our registration statement to January 17, 2007.

We acknowledge and agree as follows:

1.The Commission or its staff's declaration of our filing being effective, acting pursuant to delegated authority, does not foreclose the Commission from taking any action with respect to the filing.

2.The action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

3.Our company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter.

Yours Truly,

/s/ Evan Williams
-----------------
Evan Williams
President